Exhibit 99.3

Hello Everyone,

My name is Adam Cisse from the Operations team here at Masterworks.

We are thrilled to present xUxnxtxixtxlxexdx by the late artist, Gunther Forg.

Forg was a prolific post-war German artist who critically considered the boundaries of Modernism in his painting, sculpture, and photography.

Forg’s market has seen considerable growth in recent years with 8 of his top 10 auction records set since January 2019. Forg’s Top Auction Record is currently led by “Untitled” (1990) which sold for $1.7M at Christie’s London in 2020.

Executed in 2006, the Artwork is a prime example of Förg’s grid painting series and features warm shades of dark reds and oranges and a navy blue on a white background.

So why do we like this painting? Three reasons:

One: Works similar to this offering have seen a 26.1% Annual Appreciation Rate.

Two: Floating grid paintings similar to our offering have performed increasingly well at auction in recent years with auction sales such as: “Untitled” (2006), which sold for $859K in June of 2021, and “Untitled” (2006), which sold for $597K in June of 2019.

Three: Forg is highly prestigious, with exclusive representation by Hauser & Wirth and works held in globally renowned museums such as the MoMA in NYC, the Tate Modern in London, and the San Francisco Museum of Modern Art.

Thank you for joining us, and we look forward to introducing you to this amazing work by Gunther Forg.